UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BENCHMARK BANKSHARES, INC.

(Name of the Issuer)

BENCHMARK BANKSHARES, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.21 PER SHARE

(Title of Class of Securities)

08160E108

(CUSIP Number of Class of Securities)

Ben L. Watson, III

President and Chief Executive Officer

Benchmark Bankshares, Inc.

100 South Broad Street

Kenbridge, Virginia 23944

(434) 676-9054

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Wayne A. Whitham, Jr., Esq.

Williams Mullen

1021 East Cary Street

Richmond, Virginia 23219

(804) 783-6473

This statement is filed in connection with (check the appropriate box):

☒

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☐

c.

A tender offer.

☐

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation (*)	Amount of filing fee
$11,796,169	$1,389

*

The filing fee was determined based upon the product of (a) the estimated 620,851 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the consideration of $19.00 per share of common stock to be paid.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $0

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Benchmark Bankshares, Inc., a Virginia corporation and registered bank holding company (the “Company”), in connection with the proposed amendments to the Company’s articles of incorporation that will provide for a reverse 1-for-2,000 split of the Company’s common stock followed immediately by a forward 2,000-for-1 stock split (the “Transaction”).  As a result of the Transaction, (a) each share of the Company’s common stock held of record by a shareholder owning fewer than 2,000 shares immediately before the effective time of the Transaction will be converted into the right to receive from the Company $19.00 in cash, without interest, per share, and (b) each share of common stock held by a shareholder of record owning 2,000 or more shares will continue to represent one share of common stock after completion of the Transaction.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of the Company (the “Special Meeting”) at which such holders will be asked to approve the proposed amendments to the Company’s articles of incorporation to effect the Transaction, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. A copy of the proposed amendment is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the “Proxy Statement”). The Proxy Statement is attached hereto as Exhibit (a).

The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.    Summary Term Sheet

The information set forth in the Proxy Statement under “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information

(a)    The name of the subject company is Benchmark Bankshares, Inc. The address of the principal executive offices of the Company is 100 South Broad Street, Kenbridge, Virginia 23944, and its telephone number is (434) 676-9054. The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the Proxy Statement under “Summary Term Sheet—The Parties” is incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under “Summary Term Sheet—Vote Required; Record Date” and “The Special Meeting—Who Can Vote at the Meeting” is incorporated herein by reference.

(c)-(d)    The information set forth in the Proxy Statement under “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Proxy Statement under “Financial Information—Benchmark Common Stock Purchase Information” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)-(c)    The information set forth in the Proxy Statement under “Notice of Special Meeting of Shareholders,” “The Parties” and “The Parties—Directors and Officers of Benchmark” is incorporated herein by reference.

Neither the Company nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws.

Item 4.    Terms of the Transaction

(a)    The following information is incorporated by reference from the Proxy Statement: “Summary Term Sheet,” “Special Factors—Background of the Transaction” “Special Factors—Purpose and Reasons for the Transaction,” “The Special Meeting—Vote Required,” “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders,” “Special Factors—Anticipated Accounting Treatment,” and “Special Factors—U.S. Federal Income Tax Consequences.”

(c)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders” and “The Proposed Amendment—Conversion of Shares in the Transaction” is incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under “Special Factors—Dissenters’ Rights” is incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction Proposal” is incorporated herein by reference.

(f)    Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

(a)    None.

(b)-(c)    The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction” and “Special Factors—Conduct of Benchmark’s Business After the Transaction” is incorporated herein by reference.

(e)    None.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)    The information set forth in the Proxy Statement under “Special Factors—Conduct of Benchmark’s Business After the Transaction” is incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Conduct of Benchmark’s Business After the Transaction,” “Special Factors—Certain Effects of the Transaction,” “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(b)    The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(d)    The information set forth in the Proxy Statement under “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders,” “Special Factors—U.S. Federal Income Tax Consequences,” and “Special Factors—Conduct of Benchmark’s Business After the Transaction” is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a)-(e)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Purpose and Reason for the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(f)    Not applicable

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations

(a)-(b)    The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction Proposal,” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration

(a)-(b)    The information set forth in the Proxy Statement under “Special Factors—Certain Effects of the Transaction—Financial Effects of the Transaction; Financing of the Transaction” is incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under “Special Factors—Fees and Expenses,” and “Financial Information—Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

(d)    Not applicable.

Item 11.    Interest in Securities of the Subject Company

(a)-(b)    The information set forth in the Proxy Statement under “The Parties—Securities Ownership of Management” is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)-(e)    The information set forth in the Proxy Statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated herein by reference.

Item 13.    Financial Information

(a)    The audited financial statements and unaudited interim financial statements are incorporated in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The information in the Proxy Statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

The Company does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

(b)    The information set forth in the Proxy Statement under “Financial Information—Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)    The information set forth in the Proxy Statement under “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

Item 15.    Additional Information

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.    Exhibits

(a)

Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on December 23, 2004.

(b)

None.

(c)

Opinion of Davenport & Company LLC, dated December 17, 2004 (included as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14A included as Exhibit (a) to this Schedule 13E-3).

(d)

None.

(f)

None.

(g)

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

BENCHMARK BANKSHARES, INC.

By: /s/ Ben L. Watson, III

       Ben L. Watson, III

       President and Chief Executive Officer

Dated: December 23, 2004

EXHIBIT INDEX

Exhibit

Number

Description

(a)

Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on December 23, 2004.

(c)

Opinion of Davenport & Company LLC, dated December 17, 2004 (included as Annex B to the Company’s Preliminary Proxy Statement on Schedule 14A included as Exhibit (a) to this Schedule 13E-3).